UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

May 13, 2008

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains a copy of the press release entitled “NXP Appoints Karl-Henrik Sundström as Chief Financial Officer” dated May 13, 2008.

Exhibits

1.                                       Press release, dated May 13, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the  13th day of May 2008.

NXP B.V.

/s/ F.A. van Houten
F.A. van Houten, CEO

/s/ T.A.C.M. Claasen
T.A.C.M. Claasen, Member of the Board of Management

NXP Appoints Karl-Henrik Sundström as Chief Financial Officer

Former Ericsson CFO joins leading European semiconductor company

Eindhoven, The Netherlands, May 13, 2008 – NXP Semiconductors, the independent semiconductor company founded by Philips, today made the following announcement.

Peter van Bommel has decided to step down as CFO and to leave NXP for personal reasons, but will continue to support NXP in the successful creation of the wireless joint venture with ST. Frans van Houten commented: “We respect Peter’s wish for a career change and thank him for his key contribution as CFO in a period of profound transformation of NXP. I appreciate his agreement to stay on board to finalise our important joint venture with ST.”

NXP further announced that Karl-Henrik Sundström has been appointed Executive Vice President and Chief Financial Officer with effect from 13 May succeeding Peter van Bommel. Sundström will join NXP’s Executive Management Team and Board of Management, reporting directly to Chief Executive Officer Frans van Houten.

In a successful career at Ericsson K.H. Sundström gained general management experience leading the company’s Global Services Operations and its Australian business before his appointment as Chief Financial Officer in 2003. He was named the best CFO in Europe for 2004, 2005, and 2006 by Institutional Investor magazine. He resigned from Ericsson late 2007. He will transfer to Eindhoven to be located at the NXPs global headquarters. “We are very pleased with Karl-Henrik joining us; he brings a wealth of experience and great expertise with him. Karl-Henrik will play a vital role in the next phase of the value creation of our company,” said Frans van Houten.

About NXP Semiconductors

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of USD 6.3 billion in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media:	Investors:
Lieke de Jong-Tops	Jan Maarten Ingen Housz
Tel. +31 40 27 25202	Tel. +31 40 27 28685
lieke.de.jong-tops@nxp.com	janmaarten.ingen.housz@nxp.com

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